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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*



                         United Fire & Casualty Company
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                                (Name of Issuer)

                        Common Stock $3.33 1/3 par value
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                         (Title of Class of Securities)

                                    910331107
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                                 (CUSIP Number)

                                  March 17, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)

[_]      Rule 13d-1(c)

[X]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.              910331107



1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
          Mildred R. McIntyre
        ........................................................................
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  ...................................................................

        (b)    N/A
             ...................................................................

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3.      SEC Use Only ...........................................................

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4.      Citizenship or Place of Organization United States of America
                                             ...................................


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                       5. Sole Voting Power     0
                                            ....................................
Number of
shares
                       ---------------------------------------------------------
Beneficially
Owned by               6. Shared Voting Power   0
                                               .................................
Each
reporting
                       ---------------------------------------------------------
Person With
                       7. Sole Dispositive Power     0
                                                 ...............................

                       ---------------------------------------------------------

                       8. Shared Dispositive Power   0
                                                   .............................

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9.      Aggregate Amount Beneficially Owned by Each Reporting Person    0
                                                                    ............

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10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions) N/A
                     ...........................................................

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11.     Percent of Class Represented by Amount in Row (9)    0%
                                                         .......................

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12.     Type of Reporting Person (See Instructions) IN
                                                   .............................

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                                   Page 2 of 6

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ITEM 1(A)    NAME OF ISSUER:

                    United Fire & Casualty Company

ITEM 1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    118 Second Avenue SE
                    Cedar Rapids, Iowa 52401

ITEM 2(A)    NAME OF PERSON FILING:

               The person filing this Amendment No. 3 to Schedule 13G is:

                    Mildred R. McIntyre

ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    2115 First Avenue SE, #2217
                    Cedar Rapids, Iowa 52402

ITEM 2(C)    CITIZENSHIP:

                    Mildred R. McIntyre is a citizen of the United States of America.

ITEM 2(D)    TITLE OF CLASS OF SECURITIES:

                    Common Stock $3.33 1/3 par value

ITEM 2(E)    CUSIP NUMBER:

                    910331107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

                    Not applicable.

        (a)  [ ]    Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 78o).

        (b)  [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

        (c)  [ ]    Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

        (d)  [ ]    Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C 80a-8)

        (e)  [ ]    An investment adviser in accordance with
                    (S)240.13d-1(b)(1)(ii)(E);

        (f)  [ ]    An employee benefit plan or endowment fund in accordance
                    with (S)240.13d-1(b)(1)(ii)(F);

        (g)  [ ]    A parent holding company or control person in accordance
                    with (S)240.13d-1(b)(1)(ii)(G);

        (h)  [ ]    A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)  [ ]    A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

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     (j) [ ] Group, in accordance with (S)240.13d-l(b)(1)(ii)(J).

ITEM 4   OWNERSHIP

     (A) AMOUNT BENEFICIALLY OWNED

     On Amendment No. 1 to Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2002, Mildred R. McIntyre reported she was the beneficial owner of 1,129,046 shares of Common Stock of the Company, consisting of (i) 595,801 shares held by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992, of which Ms. McIntyre was the Trustee, and (ii) 533,245 shares held by the Trust under the will of John Scott McIntyre, of which Ms. McIntyre was the Trustee.

     On Amendment No. 2 to Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2003, Mildred R. McIntyre reported she was the beneficial owner of 1,117,356 shares of Common Stock of the Company, consisting of (i) 584,111 shares held by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992, of which Ms. McIntyre was the Trustee, and (ii) 533,245 shares held by the Trust under will the of John Scott McIntyre, of which Ms. McIntyre was the Trustee.

     On January 3, 2003, Mildred R. McIntyre, as Trustee, distributed as gifts to her children and grandchildren 10,659 shares held by the Mildred R. McIntyre Revocable Trust dated September 15, 1992, reducing the number of shares held by that Trust to 573,452.

     On March 17, 2003, Ms. McIntyre executed a Resignation and Appointment of Successor Trustee, resigning as Trustee of the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1002, and appointing her son, J. Scott McIntyre, Jr., successor Trustee under the provisions of Section II(2.1) of the Trust.

     On March 17, 2003, the Iowa District Court in Linn County, Iowa, issued a Court Order accepting Ms. McIntyre's resignation as Trustee of the Trust under will of John Scott McIntyre and appointing J. Scott McIntyre, Jr. Successor Trustee of the Trust.

     As of March 17, 2003, Ms. McIntyre is no longer the beneficial owner of any Common Stock of the Company.

     (B) PERCENT OF CLASS:

             Not applicable.

     (C) NUMBER OF SHARES TO WHICH THE PERSON HAS:

         (1) Mildred R. McIntyre

             (i)   Sole power to vote or to direct the vote: 0
             (ii)  Shared power to vote or to direct the vote: 0
             (iii) Sole power to dispose or to direct the disposition of: 0
             (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.

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ITEM 7      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                      Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                      Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF A GROUP

                      Not applicable.

ITEM 10     CERTIFICATION

                      Not applicable.

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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2003                            /s/ Mildred R. McIntyre
                                                 -----------------------
                                                     Mildred R. McIntyre

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